SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

             Jacuzzi Brands, Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             469865109
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
				   (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                          August 14, 2006
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]





CUSIP No. 469865109                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    2,532,500 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    14,609,800 shares (Shared)
                                         1,148,300 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    3,680,800 shares
                                   ________________________________
                                   :(10) SHARED OR NO DISPOSITIVE POWER
                                   :     14,609,800 shares (Shared)
                                                0 shares (None)
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,290,600 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      23.6%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________



CUSIP No. 469865109                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Small-Cap Fund		I.D. No. 62-1376170
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	14,609,800 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	14,609,800 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,609,800 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      18.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________






CUSIP No. 469865109                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________





Item 1.  Security and Issuer

          The securities to which this statement on Schedule 13D relates are shares of Common Stock(the "Securities")of Jacuzzi Brands, Inc., a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices located at 777 S. Flagler Drive, Suite 1100W, West Palm Beach, Florida, 33401.

Item 2.  Identity and Background

          Subparagraphs (a), (b), and (c). This statement is being filed by Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered with the Securities and Exchange Commission ("SEC")under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Southeastern serves as an investment advisor to various individual clients, institutions(including qualified retirement plans), endowment funds and to Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust and having three series of portfolios.

          The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Southeastern, including Longleaf Partners Small-Cap Fund, under sole or shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

         	This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern. Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

		Longleaf Partners Small-Cap Fund and Mr. Hawkins, each of whom is a joint filer of this Schedule 13D, may be reached c/o Southeastern Asset
Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

         (d) During the last five years, neither Southeastern, Longleaf Partners Small-Cap Fund, nor Mr. Hawkins has been convicted in any criminal proceeding.

         (e) During the last five years, neither Southeastern, Longleaf Partners Small-Cap Fund, nor Mr. Hawkins has been a party to any civil or administrative proceeding which resulted in a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows: in February 2004, Southeastern and Longleaf Partners Small-Cap Fund, were named in a Complaint filed by The MONY Group, Inc. (MONY) in the US District Court for the Southern District of New York alleging that Southeastern and the Small-Cap Fund had violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934 with respect to their activities opposing the acquisition of MONY by AXA Financial. MONY obtained a preliminary injunction against Southeastern, the Small-Cap Fund and other unaffiliated parties enjoining distribution of a duplicate copy of MONY's proxy card, a strategy Southeastern and the Small-Cap Fund's legal counsel had first reviewed with the staff of the SEC's Division of Corporate Finance (the "Staff"). The Staff of the SEC had advised Southeastern's legal counsel that such a strategy was permitted if certain conditions were satisfied. The Staff, on two occasions, also furnished the Federal courts with a letter which confirmed the Staff's position which had been given orally to Southeastern's counsel. Even though Southeastern and the Small-Cap Fund satisfied the conditions outlined by the Staff, in light of the litigation, neither of them actually distributed a duplicate of MONY's proxy card. At MONY's May 18, 2004 meeting, MONY's shareholders approved the acquisition by AXA, and MONY subsequently dismissed its lawsuit against Southeastern and the Small-Cap Fund with prejudice.

          (f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee; Longleaf Partners Funds Trust, of which Longleaf Partners Small-Cap Fund is a series, is a Massachusetts business trust. Mr. Hawkins is a citizen of the United States. The names, business addresses, and principal occupations of each director and executive officer of Southeastern, and each Trustee of Longleaf Partners Small-Cap Fund are set forth in Schedule I.

Item 3.  Source and Amount of Funds or Other Consideration

         The respective investment advisory clients of Southeastern used approximately $166,995,687 in the aggregate to purchase the Securities reported in this statement. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4.  Purpose of Transaction

          The Securities reported in this filing were initially purchased and have been held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power. The Securities are reported by Southeastern and by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these Securities under the provisions of subparagraph (b)of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership on the part of Southeastern and Mr. Hawkins as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities initially were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities, in each case in the open market, in privately negotiated transactions or otherwise.

          Southeastern is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

          Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on
Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, however, Southeastern may desire to become more active in discussions with the particular portfolio company's management, its Board of Directors, or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value or to cause the company's true economic value to be recognized. In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D.

         In this situation, Southeastern supports the Board's recent decision to name Alex P. Marini as CEO, and would like to work with Mr. Marini and the Board during the transition in management to assess the various long-term strategies available to maximize the company's value. Because Southeastern would like the flexibility to discuss with management and the board a variety of possible alternatives, Southeastern reserves its rights to engage in discussion of any of the possible actions described in Item 4 of Schedule 13D, as long as such actions are consistent with the terms of the Standstill Agreement dated as of December 5, 2002, as amended August 11, 2005, between the Issuer and Southeastern (the "Standstill Agreement").

Item 5.  Interest in Securities of the Issuer

		(a)	The aggregate number and percentage of Securities to which
this Schedule 13D relates is 18,290,600 shares of the common stock of the Issuer, constituting approximately 23.6% of the 77,653,322 shares outstanding. Under the terms of the Standstill Agreement, the Issuer's Board of Directors has agreed to permit Southeastern to purchase for its clients up to 24% of the outstanding Common Stock without causing the rights under the Issuer's
Stockholder Rights Plan to separate and become exercisable.

                          Common       %  of outstanding
                      Shares Held        Common Shares
___________________________________________________________________
Voting Authority

Sole:                    2,532,500              3.3%
Shared:                 14,609,800*            18.8%
None:                    1,148,300              1.5%

Total                   18,290,600             23.6%

 *Shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust.

Dispositive Authority

Sole:                    3,680,800              4.8%
Shared:                 14,609,800*            18.8%
None:			         0		0.0%

Total                   18,290,600             23.6%

*Shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Southeastern generally makes recommendations with respect thereto. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) There have been no purchases or sales of the Securities during the last sixty days.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

          The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer, other than the Standstill Agreement referenced in
Item 4 above. Please see the Issuer's 2003 Proxy Statement and Form 8-K dated August 12, 2005 for additional information regarding the Standstill Agreement.

          The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary.-

Item 7.  Material to be Filed as an Exhibit

Schedule I. Information with Respect to Directors and Officers of Southeastern Asset Management, Inc. and Longleaf Partners Small-Cap Fund.






                                      SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 2006

                                          SOUTHEASTERN ASSET MANAGEMENT, INC.

                                          By /s/ Andrew R. McCarroll
                                          _______________________________
                                          Andrew R. McCarroll
                                          Vice President & General Counsel

                                          LONGLEAF PARTNERS SMALL-CAP FUND

                                          By /s/ O. Mason Hawkins
                                          _______________________________
                                          O. Mason Hawkins
                                          Trustee and Co-Portfolio Manager


                                          O. MASON HAWKINS
                                          (Individually)

                                           /s/ O. Mason Hawkins
                                          _______________________________



                        Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of August 14, 2006.

                                        Southeastern Asset Management, Inc.

                                        By  /s/ Andrew R. McCarroll
                                        __________________________________
                                        Andrew R. McCarroll
                                        Vice President and General Counsel

                                        Longleaf Partners Small-Cap Fund

                                        By /s/ O. Mason Hawkins
                                        _______________________________
                                        O. Mason Hawkins
                                        Trustee and Co-Portfolio Manager

                                        O. Mason Hawkins, Individually

                                          /s/ O. Mason Hawkins
                                        _______________________________



                                    SCHEDULE I

                      Information with Respect to Executive
                              Officers and Directors

     The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

    To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws, except as follows: in February 2004, Southeastern and Longleaf Partners Small-Cap Fund, a separate series of Longleaf Partners Funds Trust, were named in a Complaint filed by The MONY Group, Inc. (MONY) in the US District Court for the Southern District of New York alleging that Southeastern and the Small-Cap Fund had violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934 with respect to their activities opposing the acquisition of MONY by AXA Financial. MONY obtained a preliminary injunction against Southeastern, the Small-Cap Fund and other unaffiliated parties enjoining distribution of a duplicate copy of MONY's proxy card, a strategy Southeastern and the Small-Cap Fund's legal counsel had first reviewed with the staff of the SEC's Division of Corporate Finance (the "Staff"). The Staff of the SEC had advised Southeastern's legal counsel that such a strategy was permitted if certain conditions were satisfied. The Staff, on two occasions, also furnished the Federal courts with a letter which confirmed the Staff's position which had been given orally to Southeastern's counsel. Even though Southeastern and the Small-Cap Fund satisfied the conditions outlined by the Staff, in light of the litigation, neither of them actually distributed a duplicate of MONY's proxy card. At MONY's May 18, 2004 meeting, MONY's shareholders approved the acquisition by AXA, and MONY subsequently dismissed its lawsuit against Southeastern and the Small-Cap Fund with prejudice.

                SOUTHEASTERN ASSET MANAGEMENT, INC.
Directors

O. Mason Hawkins: Director, Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates: Director and President of Southeastern Asset Management, Inc.; Co-Portfolio Manager Longleaf Partners Funds.

Frank N. Stanley, III: Director and Vice President of Southeastern Asset Management, Inc.

Other Officers

 James H. Barton        Vice President
 Deborah L. Craddock    Vice President-Trading
 Julie M. Douglas	CFO-Mutual Funds
 C. T. Fitzpatrick      Vice President
 Lee B. Harper          Vice President
 Randy D. Holt          Vice President and Secretary
 Richard Hussey		Vice President
 Andrew R. McCarroll    Vice President and General Counsel
 E. Andrew McDermott    Vice President
 John McFadden		CCO-Mutual Funds
 Joseph L. Ott          Vice President and Treasurer
 James E. Thompson, Jr. Vice President
 Michael J. Wittke	Legal Counsel and CCO


LONGLEAF PARTNERS SMALL-CAP FUND

		The following information is disclosed for each of the trustees of Longleaf Partners Small-Cap Fund: name; address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual identified below is a citizen of the United States. The address of each individual for purposes of correspondence is c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

		To the knowledge of management of Longleaf Partners Small-Cap Fund, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws, except as follows: in February 2004,
Southeastern and Longleaf Partners Small-Cap Fund, a separate series of
Longleaf Partners Funds Trust, were named in a Complaint filed by The MONY
Group, Inc. (MONY) in the US District Court for the Southern District of New
York alleging that Southeastern and the Small-Cap Fund had violated Sections
14(a) and 13(d) of the Securities Exchange Act of 1934 with respect to their activities opposing the acquisition of MONY by AXA Financial. MONY obtained a preliminary injunction against Southeastern, the Small-Cap Fund and other unaffiliated parties enjoining distribution of a duplicate copy of MONY's proxy card, a strategy Southeastern and the Small-Cap Fund's legal counsel had first reviewed with the staff of the SEC's Division of Corporate Finance (the
"Staff").  The Staff of the SEC had advised Southeastern's legal counsel that such a strategy was permitted if certain conditions were satisfied.  The Staff, on two occasions, also furnished the Federal courts with a letter which confirmed the Staff's position which had been given orally to Southeastern's counsel.  Even though Southeastern and the Small-Cap Fund satisfied the conditions outlined by the Staff, in light of the litigation, neither of them actually distributed a duplicate of MONY's proxy card. At a May 18, 2004 meeting, MONY shareholders approved the acquisition by AXA, and MONY subsequently dismissed its lawsuit against Southeastern and the Small-Cap Fund with prejudice.

Trustees

O. Mason Hawkins: Director, Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

Chadwick H. Carpenter, Jr.: Trustee of Longleaf Partners Funds; private investor and consultant.

Margaret H. Child: Trustee of Longleaf Partners Funds; private investor and consultant.

Daniel W. Connell, Jr.: Trustee of Longleaf Partners Funds; private investor and consultant.

Rex M. Deloach: Trustee of Longleaf Partners Funds; President, Financial Insights, Inc.

Steven N. Melnyk: Trustee of Longleaf Partners Funds; Real Estate Development, The Sea Island Company.

C. Barham Ray: Trustee of Longleaf Partners Funds; Partner, SSM Corporation.

Perry C. Steger: Chairman of the Board of Longleaf Partners Funds; President, Steger and Bizzell Engineering, Inc.







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